July 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Hanna Teshome

Re:

Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
Revised S-3 Submission

File No. 333-134443

Dear Ms. Teshome:

On July 13, 2006, our client, Toyota Auto Finance Receivables LLC (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) our S-3/A, consisting of a revised form of prospectus supplement and a base prospectus.  We are in receipt of the comment (the “Comment”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated July 17, 2006.  We and the Company thank the Staff for the Comment.  On behalf of the Company, submitted below is the Company’s response to the Comment.

For your convenience, the text of the Comment is presented in bold and italics before the response.  In order to assist your monitoring, we have described how the base prospectus was amended in response to the Comment.  All page references in this letter are to the marked version of the document we are providing you, which is marked to show changes from the initial submission.

Base Prospectus

Credit and Cash Flow Enhancement, page 7

Credit and Cash Flow Enhancement, page 61

Comment: While we note your revision to our prior comment 2, please further revise your disclosure to specify the “swap transactions” to which you refer on pages 8, 61 and 64.  Clarify that these transactions are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security.  Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Response:  The base prospectus has been revised in accordance with this comment to specify that the “swap transactions” refer only to interest rate or currency agreements.  Please see pages 7, 13, 15, 50, 58, 61 and 70.

Thank you for your attention to our revised submission.  Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:

Mr. Christopher Romaine

Toyota Auto Finance Receivables LLC